

May 30, 2013

Via E-Mail
Gregory H. Boyce
Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, MO 63101-1826

> **Re:** **Peabody Energy Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-16463**

Dear Mr. Boyce:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 43

(Loss) Income from Continuing Operations Before Income Taxes, page 47

1. We note your discussion that the increase in depreciation, depletion and amortization expense from $474.3 million in 2011 to $663.4 million in 2012 was due to incremental expenses associated with PEA-PCI mines acquired in the fourth quarter of 2011 and higher expenses from your legacy Australian mining platform caused by increased depletion rates and higher overall production. We further note your disclosure on page 45 that in 2012 increases in tons sold in the Australian segment were offset by decreases in all other segments resulting in a net decrease of 0.4% or .9 million tons sold from

249.4 million tons in 2011to 248.5 million tons in 2012. However, depreciation, depletion and amortization expense in 2012 increased by $189.1 million or 40%. Tell us in detail and include in future filings (a) the depletion rates in the Australian segment and other segments and their effect on your operations and (b) the reasons for the significant increases in depreciation, depletion and amortization expense in 2012 despite the decreases in total tons sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551- 3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining